AB 3/17

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-42007

*KH 3/16

SEC MAIL PROCESSING
RECEIVED
MAR 01 2011
WASH, D.C. 193 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Triad Advisors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5185 Peachtree Parkway Suite 280
(No. and Street)

Norcross (City) Georgia (State) 30092 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ernest Strauss IV (770) 840-0363
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name - *if individual, state last, first, middle name*)

750 Third Avenue (Address) New York (City) New York (Sta 10017

11020000

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Mettelman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Triad Advisors, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARILYN HOSTEN
NOTARY PUBLIC
DeKALB County, Georgia
My Comm. Expires 7-24-2011

2/16/11

Signature

President & CEO

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EISNERAMPER
ACCOUNTANTS & ADVISORS

TRIAD ADVISORS, INC. AND SUBSIDIARIES
(a wholly-owned subsidiary of Ladenburg Thalmann Financial Services Inc.)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholder
Triad Advisors, Inc.
Norcross, Georgia

We have audited the accompanying consolidated statement of financial condition of Triad Advisors, Inc. and subsidiaries (the "Company"), a wholly-owned subsidiary of Ladenburg Thalmann Financial Services Inc., as of December 31, 2010. This financial statement is being filed by you pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the consolidated financial position of Triad Advisors, Inc. and subsidiaries as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 25, 2011

TRIAD ADVISORS, INC. AND SUBSIDIARIES

Consolidated Statement of Financial Condition
December 31, 2010
(in thousands, except for share and per share data)

ASSETS	
Cash and cash equivalents	$ 668
Due from clearing broker	5,528
Commissions and fees receivable	4,526
Furniture, equipment and software, net	164
Restricted assets	50
Intangible assets, net	10,484
Goodwill	5,361
Notes receivable	882
Receivable from Parent	292
Other assets	1,127
	$ 29,082
LIABILITIES	
Commissions and fees payable	$ 5,577
Accrued expenses and other liabilities	2,237
Deferred income	116
Deferred income taxes	7
Payable to affiliate	13
	7,950
SHAREHOLDER'S EQUITY	
Common stock, $0.0001 par value; authorized, issued and outstanding 100 shares	0
Capital in excess of par value	20,196
Retained earnings	936
	21,132
	$ 29,082

NOTE A - DESCRIPTION OF BUSINESS

Triad Advisors, Inc. and subsidiaries ("Triad" or the "Company") is a registered broker-dealer and registered investment advisor in securities under the Securities Exchange Act of 1934 and is subject to regulation by, among others, the Financial Industry Regulatory Authority ("FINRA"), the National Futures Association ("NFA"), the Commodities Futures Trading Commission ("CFTC"), the Securities and Exchange Commission ("SEC") and the Municipal Securities Rulemaking Board ("MSRB"). Triad offers several classes of services, including agency transactions, investment advisory services and, through its subsidiaries, the distribution of variable and fixed insurance products to its customers located throughout the United States.

Triad executes and clears all customer transactions with a clearing broker on a fully disclosed basis. As a fully disclosed broker-dealer, Triad clears all securities trades through the use of a correspondent clearing firm and, therefore, does not hold customer funds or securities. Triad has an exclusive relationship with its correspondent clearing firm and maintains a good-faith deposit and adequate industry-acceptable plans should its relationship terminate with the clearing organization. Further, management believes that utilizing an alternative clearing organization would not have a material effect on current or future financial condition of Triad.

The Company is a subsidiary of Ladenburg Thalmann Financial Services Inc. ("Parent" or "LTS"), whose stock trades on the NYSE Amex under the symbol LTS.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation:

The consolidated financial statement includes the accounts of Triad and its wholly-owned subsidiaries. Intercompany balances and transactions have been eliminated in consolidation.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash equivalents:

The Company considers all highly liquid financial instruments with an original maturity of three months or less to be cash equivalents.

Fair value:

Securities owned and securities sold, but not yet purchased, are recorded at fair value. Authoritative accounting guidance defines fair value, establishes a framework for measuring fair value, and establishes a fair value-hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the assets or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair value: (continued)

fair value. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices in active markets that are directly or indirectly observable for the asset or liability.

Level 3 - Unobservable inputs for the asset or liability where there is little or no market data, which requires the reporting entity to develop its own assumptions.

Depreciation:

Depreciation is provided on a straight-line basis over the estimated lives of the assets.

Intangible assets:

Intangible assets are being amortized over their estimated useful lives generally on a straight-line basis. Intangible assets subject to amortization are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company assesses the recoverability of its intangible assets by determining whether the unamortized balance can be recovered over the assets' remaining life through undiscounted forecasted cash flows. If undiscounted forecasted cash flows indicate that the unamortized amounts will not be recovered, an adjustment will be made to reduce such amounts to fair value based on forecasted future cash flows discounted at a rate commensurate with the risk associated with achieving such cash flows. Future cash flows are based on trends of historical performance and the Company estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions.

Goodwill:

Goodwill is not subject to amortization and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset may be impaired. As the Company has only one reporting unit, the impairment test consists of a comparison of the fair value of the Company with the carrying amount of the net assets, including goodwill. Fair value is typically based upon future cash flows discounted at a rate commensurate with the risk involved or market-based comparables. If the carrying amount of the Company's net assets exceeds the fair value of the Company, then an analysis will be performed to compare the implied fair value of goodwill with its carrying amount. An impairment loss will be recognized in an amount equal to the excess of the carrying amount over the implied fair value. After an impairment loss is recognized, the adjusted carrying amount of goodwill is its new accounting basis. The annual impairment test performed on December 31, 2010 did not indicate any impairment of goodwill. During 2010 the carrying amount of goodwill was reduced by $476, representing the tax benefit realized for the excess of tax-deductible goodwill over goodwill recognized for financial reporting purposes (see Note H).

(in thousands, except for share data)

NOTE C - FURNITURE, EQUIPMENT AND SOFTWARE

Components of furniture, equipment and software included in the consolidated statement of financial condition at December 31, 2010 were as follows:

Furniture and fixtures	$ 145
Office equipment	46
Computer equipment	63
Software	83
Total cost	337
Less accumulated depreciation	(173)
	$ 164

NOTE D - NOTES RECEIVABLE

The Company has granted loans to certain registered representatives which mature between 2011 and 2016. These loans are evidenced by notes which bear interest and are collectible in accordance with the terms of certain related agreements. A portion of the loan is generally forgiven over one to two years and when certain exclusivity criteria and production requirements are met, the remainder is forgiven. The Company also grants forgivable advances to registered representatives which are generally forgiven over a period of one year. Forgiveness of loans amounted to $500 for the year ended December 31, 2010.

NOTE E - INTANGIBLE ASSETS

Intangible assets subject to amortization as of December 31, 2010 consist of:

	Estimated Life in Years	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Relationships with registered representatives	20	$ 9,786	$ 1,162	$ 8,624
Vendor relationships	7	1,731	587	1,144
Non-compete covenants	5	1,364	648	716
Technology	1	141	141	0
		$ 13,022	$ 2,538	$ 10,484

NOTE F - NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the SEC. This rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds 15 times its "net capital" (as defined). Under such rule, and the related FINRA rules, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1 and it may be prohibited from expanding its business, withdrawing equity capital, or paying cash dividends if its net capital ratio exceeds 10 to 1.

(in thousands, except for share data)

NOTE F - NET CAPITAL AND OTHER REGULATORY REQUIREMENTS (CONTINUED)

At December 31, 2010, the Company had net capital of $2,290, which was $1,761 in excess of its required net capital of $529. The Company's net capital ratio was 3.46 to 1 at December 31, 2010.

The Company claims exemption from the provisions of the SEC's Rule 15c3-3 pursuant to paragraph (k)(2)(ii) as it clears its customer transactions through its primary correspondent broker on a fully disclosed basis.

NOTE G - COMMITMENTS AND CONTINGENCIES

(1) The Company leases office space under non-cancellable operating leases expiring through 2012. Under its headquarters office lease, the Company is required to pay additional rent for excess operating expenses on an annual basis. The total amount of the base rent payments is being charged to expense on the straight-line method over the term of the lease.

Future minimum lease payments for the years ending December 31 are as follows:

2011	$ 210
2012	106
	$ 316

(2) On August 13, 2008, as part of the consideration for the acquisition of the Company, LTS issued a three-year, non-negotiable promissory note in the aggregate principal amount of $5,000 to the Company's then shareholders. The note bears interest at 2.51% per annum and is payable in 12 equal quarterly installments. Although the Company has not assumed or guaranteed the note nor pledged its assets as collateral, LTS may be dependent on the Company's cash flows to service this note. As of December 31, 2010, the outstanding principal balance of the note was $1,285. The merger agreement, pursuant to which the Company was acquired, provided that in the event that the Company meets certain profit targets during the three-year period following completion of the merger, LTS will pay to the Company's former shareholders up to $7,500 in cash and up to 4,134,511 shares of LTS common stock. At December 31, 2010, no additional consideration was payable by LTS. Any additional consideration payable by LTS will be accounted for by the Company as an increase in goodwill and a related capital contribution.

(3) During the fourth quarter of 2009, the Company had a short-term net-capital deficiency, discovered during a routine regulatory review, that was not disclosed properly on a monthly FOCUS report. The Company has taken corrective actions, including reporting the deficiency to governmental and self-regulatory organizations, filing amended FOCUS reports for historical periods, implementing new procedures to monitor net capital compliance, and terminating the employees who had primary responsibility for monitoring and reporting its net capital. The Company is unable to determine whether and to what extent any governmental and/or self-regulatory organizations may seek to discipline the Company concerning this matter. Such disciplinary actions could include fines, a suspension of operations and/or rescission of revenues relating to the period of non-compliance, any of which could have a material adverse effect on the Company's financial condition.

(4) In January 2011, two former clients of the Company filed an arbitration claim concerning their IRC Section 1031 like-kind exchange investments made in 2006. The customers have asserted claims for breach of contract, constructive fraud, breach of fiduciary duty, unsuitability, and failure to supervise, and are seeking approximately $1,800 in compensatory damages. The Company believes the plaintiff's claims are without merit and intends to vigorously defend against them.

(in thousands, except for share data)

NOTE G - COMMITMENTS AND CONTINGENCIES (CONTINUED)

(5) In January 2011, two former clients of the Company filed an arbitration claim, relating to their variable annuities purchased in 2008. The customers have asserted claims for breach of contract, fraud, negligence, misrepresentation, breach of fiduciary duty, unsuitability, negligent supervision, and violations of state securities statutes, and are seeking approximately $442 in compensatory damages. The Company believes the plaintiff's claims are without merit and intends to vigorously defend against them.

(6) Eight arbitration claims have been filed against the Company by customers asserting that a former registered representative of the Company sold them, not through the Company, guaranteed investments that were fraudulent. The customers have asserted, among other claims, claims for fraud, negligence, theft, conversion, §10(b) violations, failure to supervise, respondeat superior, breach of fiduciary and other duties, and are seeking a total of $660 in compensatory damages. The Company believes the plaintiff's claims are without merit and intends to vigorously defend against them.

(7) In the ordinary course of business, the Company is a defendant in other litigation and arbitration proceedings and may be subject to unasserted claims or arbitrations primarily in connection with its activities as a securities broker-dealer. Where the Company believes that it is probable that a liability has been incurred and the amount of loss can be reasonably estimated, the Company provides a liability. With respect to pending matters, including those described in the three preceding paragraphs, the Company is unable to estimate a possible loss or range of possible loss; however, in the opinion of management, after consultation with counsel, the ultimate resolution of these matters should not have a material adverse effect on the Company's financial position or liquidity.

NOTE H - INCOME TAXES

The Company files consolidated federal and certain combined state and local income tax returns with LTS. For financial reporting purposes, the Company determines its income tax provision on a separate company basis. Taxes currently payable by the Company on a separate company basis will be paid to LTS.

Deferred tax benefits or expense are recognized on the temporary differences between the tax basis and book basis of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Goodwill for tax purposes recognized in connection with the acquisition of the Company in 2008 by the Parent, all of which is tax deductible, exceeded the amount of goodwill recognized in the financial statements. Authoritative accounting guidance in effect when the acquisition was consummated requires the tax benefit for the excess goodwill to be recognized when realized and applied first to reduce goodwill and thereafter to reduce non-current intangible assets with the remaining benefit recognized as a reduction of income tax expense. In 2008 and 2009, the Company had not accounted for the tax effects of the excess tax deductible goodwill. In 2010, the Company adjusted its accounts to reflect such tax effects as if they had been accounted for from the date of acquisition. Such adjustments resulted in an increase in the receivable from Parent of $292, a reduction of deferred tax liability of $184 and a reduction of goodwill of $476.

The Company applied the "more-likely-than-not" recognition threshold to all tax positions taken or expected to be taken in a tax return, which resulted in no unrecognized tax benefits as of December 31, 2010. The Company's tax year ended on September 30 and fiscal years 2007 through 2010 remain open to examination by the taxing authorities.

NOTE H - INCOME TAXES (CONTINUED)

Deferred tax amounts are comprised of the following at December 31, 2010:

Deferred tax asset:	
Intangible assets	$ 188
Deferred tax liability:	
Furniture, equipment and software	(23)
Goodwill	(172)
Net deferred tax liability	$ (7)

NOTE I - RETIREMENT PLAN

The Company sponsors the Triad Advisors, Inc. 401(k) Profit-Sharing Plan Trust (the "Plan"). The Plan is designed to allow all eligible employees to share in the profits of the Company. The Company matches 50% of an eligible employee's contribution, limited to 2% of an employee's salary. The Company may also make discretionary contributions to the Plan.

NOTE J - RELATED PARTY TRANSACTIONS

The Company has a service agreement with LTS. The Company also has service agreements with Investacorp Group, Inc. and Investacorp Inc., wholly-owned subsidiaries of LTS.

NOTE K - OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company's transactions are cleared by a securities broker-dealer pursuant to a clearing agreement. Although the Company primarily clears its transactions through other brokers and dealers in securities, the Company is exposed to off-balance-sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices.

At December 31, 2010, the amount due from clearing broker reflected in the consolidated statement of financial condition is due from one clearing broker, a large financial institution. The Company is subject to credit risk should this broker be unable to fulfill its obligations. Commissions and fees receivable are due from a large number of mutual fund and insurance companies. These receivables are uncollateralized.

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Board of Directors and Shareholder
Triad Advisors, Inc.
Norcross, Georgia

In accordance with rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by Triad Advisors, Inc. and subsidiaries (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in the accompanying Form SIPC-7 with respective cash disbursement records entries in the Check Register noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010, with the amounts reported in the accompanying Form SIPC-7 for the year ended December 31, 2010 noting no differences;

3. Compared any additions and deductions from Total Revenue reported in the accompanying Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in the accompanying Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to and should not be used by anyone other than these specified parties.

Eisner Amper LLP

New York, New York
February 25, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

042007 FINRA DEC
TRIAD ADVISORS, INC. 16*16
5185 PEACHTREE PARKWAY - SUITE 280
NORCROSS, GA 30092

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 128,965

B. Less payment made with SIPC-6 filed (exclude interest) (54,290)
July 29, 2010
Date Paid

C. Less prior overpayment applied (-0-)

D. Assessment balance due or (overpayment) 74,675

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum -0-

F. Total assessment balance and interest due (or overpayment carried forward) $ 74,675

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 74,675

H. Overpayment carried forward $(-0-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Triad Advisors, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 27 day of FEBRUARY, 20 11.

Vice President, Deputy Chief Compliance Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2010 and ending December 31 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 86,500,785
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-0-
(2) Net loss from principal transactions in securities in trading accounts.	43,731
(3) Net loss from principal transactions in commodities in trading accounts.	-0-
(4) Interest and dividend expense deducted in determining item 2a.	-0-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-0-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-0-
(7) Net loss from securities in investment accounts.	-0-
Total additions	86,544,516
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	33,125,440
(2) Revenues from commodity transactions.	-0-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1,111,248
(4) Reimbursements for postage in connection with proxy solicitation.	168,524
(5) Net gain from securities in investment accounts.	-0-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-0-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-0-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
Dollar for dollar reimbursement	531,315
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 21,820	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 18,322	
Enter the greater of line (i) or (ii)	21,820
Total deductions	34,958,347
2d. SIPC Net Operating Revenues	$ 51,586,169
2e. General Assessment @ .0025	$ 128,965

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